October 17, 2019

JongKap Kim
President and Chief Executive Officer
Korea Electric Power Corporation
55 Jeollyeok-ro, Naju-si
Jeollanam-do, 58322
South Korea

       Re: Korea Electric Power Corporation
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed April 30, 2019
           File No. 001-13372

Dear Mr. Kim:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services